NO ACT

PE.
12/21/2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

13000322

Received SEC

FEB 08 2013

Washington, DC 20549

February 8, 2013

Act: 1934
Section: 14a-8
Rule:
Public
Availability: 2/8/13

Daniel T. Young
The Goodyear Tire & Rubber Company
dan_young@goodyear.com

Re: The Goodyear Tire & Rubber Company
Incoming letter dated December 21, 2012

Dear Mr. Young:

This is in response to your letters dated December 21, 2012 and February 7, 2013 concerning the shareholder proposal submitted to Goodyear by John Chevedden. We also have received letters from the proponent dated January 4, 2013, January 17, 2013, January 28, 2013, and February 1, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 8, 2013

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Goodyear Tire & Rubber Company
Incoming letter dated December 21, 2012

The proposal requests that the board take the steps necessary so that each voting requirement in Goodyear's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against the proposal, or if necessary the closest standard to a majority of the votes cast for and against the proposal consistent with applicable laws.

There appears to be some basis for your view that Goodyear may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include a proposal sponsored by Goodyear seeking approval to amend Goodyear's code of regulations. You also represent that the proposal would directly conflict with Goodyear's proposal. You indicate that inclusion of the proposal and Goodyear's proposal in Goodyear's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Goodyear omits the shareholder proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

# The Goodyear Tire & Rubber Company

## Akron, Ohio 44316 - 0001

LAW DEPARTMENT

TEL: (330) 796-4141
DAN_YOUNG@GOODYEAR.COM

February 7, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Goodyear Tire & Rubber Company
Supplemental Letter regarding the Shareholder Proposal of John Chevedden pursuant to Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On December 21, 2012, The Goodyear Tire & Rubber Company ("we," "us," "our" or the "Company") submitted a letter (the "No-Action Request"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and supporting statement submitted to the Company by John Chevedden (the "Proponent") on October 8, 2012, as revised on November 10, 2012, and requesting that the Staff concur in the Company's view that the Proposal may be properly excluded from the 2013 Proxy Materials.

As stated in the No-Action Request, we are submitting this supplement to the No-Action Request in order to notify the Staff that on February 7, 2013, the Board of Directors of the Company approved the submission at the 2013 Annual Meeting of Shareholders of a proposal recommending that the Company's shareholders approve amendments to the Company's Code of Regulations, as amended, to reduce the voting standard required in the Regulations Supermajority Provision (as defined in the No-Action Request) from a vote of two-thirds of the voting power of the Company to a vote of 60% of the voting power of the Company (the "Company Proposal"). The Board of Directors has determined to recommend that our shareholders vote "For" the Company Proposal.

We will include the Company Proposal in the 2013 Proxy Materials and expect to file our Preliminary Proxy Statement in early March 2013. For the reasons stated in the No-Action Request, we respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(9).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Please do not hesitate to call me directly at (330) 796-4141 if you have any questions.

Very truly yours,

Daniel T. Young

Daniel T. Young
Senior Legal Counsel

DTY/sl

cc: John Chevedden

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***　　　　*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 4 Rule 14a-8 Proposal**
**Goodyear Tire & Rubber Company (GT)**
**Simple Majority Vote**
**John Chevedden**

Ladies and Gentlemen:

This is in regard to the December 21, 2012 company request concerning this rule 14a-8 proposal.

The company has not even given an assurance that it will not publish arguments against its own purported upcoming proposal. This is particularly important because the company previously published arguments against its own proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

John Chevedden

cc: Daniel Young <dan_young@goodyear.com>

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 28, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 3 Rule 14a-8 Proposal**
**Goodyear Tire & Rubber Company (GT)**
**Simple Majority Vote**
**John Chevedden**

Ladies and Gentlemen:

This is in regard to the December 21, 2012 company request concerning this rule 14a-8 proposal.

There is no evidence that the tentative piecemeal company proposal, that the board will be thinking about in the future, is a proposal in good faith. The tentative company proposal is a proposal that the board does not want to pass, even if the board gives a nominal recommendation.

The board previously submitting a proposal to shareholder vote that the company did not want to pass and the board got its wish. In *Goodyear Tire & Rubber Co.* (February 18, 2005) the company avoided a shareholder declassify proposal by announcing that it would put a related company proposal on its annual meeting ballot. Then through lack of company support for its own proposal, the board proposal failed – mustering only a 46% vote. The board even had the hubris to highlighted two arguments against the board's own proposal in the 2005 annual meeting proxy:

For example, the Board believes:

• A classified board reduces a Company's vulnerability to certain potentially abusive takeover tactics. Classified boards do provide greater shareholder protection in the event of a takeover attempt for less than fair value. They help ensure the necessary time and perspective to determine if the bid is adequate and fair, negotiate fairer value or seek more beneficial alternatives that maximize shareholder value.

• Classified boards promote continuity and stability. Serving three year terms allows directors to gain a deeper knowledge of a Company's business, and encourages directors to maintain a longer-term perspective on strategic matters.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

John Chevedden

cc: Daniel Young <dan_young@goodyear.com>

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Rule 14a-8 Proposal**
**Goodyear Tire & Rubber Company (GT)**
**Simple Majority Vote**
**John Chevedden**

Ladies and Gentlemen:

This is in regard to the December 21, 2012 company request concerning this rule 14a-8 proposal.

There is no evidence that the tentative piecemeal company proposal, that the board will be thinking about in the future, is a proposal in good faith. The tentative company proposal is a proposal that the board does not want to pass, even if the board gives a nominal recommendation.

The board previously submitting a proposal to shareholder vote that the company did not want to pass and the board got its wish. In *Goodyear Tire & Rubber Co.* (February 18, 2005) the company avoided a shareholder declassify proposal by announcing that it would put a related company proposal on its annual meeting ballot. Then through lack of company support for its own proposal, the board proposal failed – mustering only a 46% vote. The board even had the hubris to highlighted two arguments against the board's own proposal in the 2005 annual meeting proxy.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

John Chevedden

cc: Daniel Young <dan_young@goodyear.com>

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 4, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**Goodyear Tire & Rubber Company (GT)**
**Simple Majority Vote**
**John Chevedden**

Ladies and Gentlemen:

This is in regard to the December 21, 2012 company request concerning this rule 14a-8 proposal.

There is no evidence that the purported proposal, that the board may or may not approve at a future board meeting, is a proposal in good faith.

The company previously submitting a proposal to shareholder vote that the company did not want passed. In *Goodyear Tire & Rubber Co.* (February 18, 2005) the company avoided a shareholder declassify proposal by announcing that it would put a related company proposal on its annual meeting ballot. Then through lack of company support for its own proposal, the company proposal failed – mustering only a 46% vote.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

John Chevedden

cc: Daniel Young <dan_young@goodyear.com>

GMI Board Analyst

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## Goodyear Tire & Rubber Company (The) (GT)

Proponent:
Proxy Year: 2005
Date Filed: 03/24/2005
Annual Meeting Date: 04/26/2005
Next Proposal Due Date: 11/12/2012
Shareholder Proposal Type:
Management Proposal Type: Board Declassification
Proposal Type: Management

| | | | |
|---|---|---|---|
| Votes For: | 81,495,897 | Won Simple Majority Vote? | Yes |
| Votes Against: | 9,091,639 | VotesFor/VotesFor+Against: | 89.96% |
| Abstentions: | 5,755,299 | VotesFor/TotalVotes: | 84.59% |
| Total Votes: | 96,342,835 | VotesFor/Shares Outstanding: | 46.36% |
| Broker Non-Votes: | 64,986,877 | | |

**PROPOSAL TEXT:**

The Board of Directors is submitting a proposal to shareholders for their determination as to whether or not the Company's Code of Regulations should be amended to eliminate the classified structure of the Board and allow for the annual election of the directors.

The Company's Code of Regulations currently provides that (i) the Board of Directors be divided into three classes; (ii) one of the three classes shall stand for re-election each year; and (iii) each class of directors shall hold office for a three-year term.

The Board of Directors has adopted a resolution approving the submission to shareholders of an amendment to Sections 1 and 2 of Article II of the Code of Regulations that would declassify the Board of Directors and provide for the annual election of all directors. The form of this amendment, called the "Annual Election Amendment," is attached as Exhibit C. The Board of Directors makes no recommendation regarding whether to vote for or against the Annual Election Amendment.

At the 2002 annual meeting of shareholders, a declassification proposal submitted by a shareholder received the favorable vote of approximately 74% of the shares voting and approximately 52% of the shares outstanding. A similar proposal in 2001 received the favorable vote of approximately 62% of the shares voting and approximately 40% of the shares outstanding. The Board reviewed the status of the classified board after each of these meetings, but determined that there were good reasons to maintain the classified structure. For example, the Board believes:

• A classified board reduces a Company's vulnerability to certain potentially abusive takeover tactics. Classified boards do provide greater shareholder protection in the event of a takeover attempt for less than fair value. They help ensure the necessary time and perspective to determine if the bid is adequate and fair, negotiate fairer

**The Goodyear Tire & Rubber Company**

**Akron, Ohio 44316 - 0001**

LAW DEPARTMENT

TEL: (330) 796-4141
DAN_YOUNG@GOODYEAR.COM

December 21, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Goodyear Tire & Rubber Company
Shareholder Proposal of John Chevedden pursuant to
Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter is to inform you that The Goodyear Tire & Rubber Company, an Ohio corporation ("we," "us," "our" or the "Company"), intends to omit from our proxy statement and form of proxy for our 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent") on October 8, 2012, as revised on November 10, 2012.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before we intend to file our definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D dated November 7, 2008 ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal states:

> Shareholders request that our board take the steps necessary to eliminate each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote. The standard shall be changed to require a majority of the votes cast for and against such proposals. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the full text of the Proposal, including the Proponent's supporting statement, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

**BASIS FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(9). The Company notes that the Governance Committee of the Board of Directors has approved, and at an upcoming meeting our entire Board of Directors (the "Board") will consider approving, the submission at the 2013 Annual Meeting of Shareholders of a proposal recommending that the Company's shareholders approve amendments to the Company's Code of Regulations, as amended (the "Regulations"),[1] to replace the provisions in the Regulations calling for a greater than simple majority vote as described below (the "Company Proposal"). The Proposal directly conflicts with the Company Proposal.

We are submitting this no-action request at this time to address the timing requirements of Rule 14a-8. Although the full Board has not yet approved the Company Proposal, the Staff has permitted companies to exclude proposals in reliance on Rule 14a-8(i)(9) where the company represents that its board of directors is expected to consider a company proposal that will conflict with a shareholder proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken. *See, e.g., SUPERVALU INC.* (Apr. 20, 2012), *Duke Energy Corporation* (Mar. 2, 2012) and *Cognizant Technology Solutions Corporation* (Mar. 25, 2011) (in each case, concurring with the exclusion of a shareholder proposal requesting that the company adopt simple majority voting where the company notified the Staff that its board of directors was expected to consider a conflicting company proposal and later filed a supplemental letter notifying the Staff that the conflicting company proposal had been approved by the board) and *H.J. Heinz Company* (May 29, 2009) (concurring with the exclusion of a shareholder proposal requesting a shareholder right to call special meetings where the company notified the Staff that its board of directors was expected to consider a conflicting company proposal and

[1] Regulations are equivalent, under Ohio law, to bylaws.

later filed a supplemental letter notifying the Staff that the conflicting company proposal had been approved by the board). Accordingly, we will notify the Staff supplementally after the full Board has considered the Company Proposal and taken the actions described above.

**ANALYSIS**

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because it Directly Conflicts with the Company Proposal.

The Regulations currently contain only one provision that requires the affirmative vote of more than a simple majority of votes cast (the "Regulations Supermajority Provision"). Article II, Section 3 of the Regulations provides, in pertinent part, that: "All the directors, or any individual director, may be removed from office by the vote of the holders of shares entitling them to exercise two-thirds of the voting power of the Company entitled to vote to elect directors in place of the director or directors to be removed, provided that unless all the directors are removed, no individual director shall be removed if the votes of a sufficient number of shares are cast against such director's removal which, if cumulatively voted at an election of all the directors would be sufficient to elect at least one director; provided further, that, if shareholders do not have the right to vote cumulatively under the laws of the State of Ohio or the Articles of Incorporation, such directors or individual director may be removed from office by the vote of the holders of shares entitling them to exercise two-thirds of the voting power of the Company entitled to vote to elect directors in place of the director or directors to be removed." Section 3 further provides that this provision may only be amended by the affirmative vote of two-thirds of the voting power of the Company. A copy of the text of the amendments to the Regulations under the Company Proposal is attached to this letter as Exhibit B.

The Company's Amended Articles of Incorporation, as amended (the "Articles"), do not contain any express provisions that require the affirmative vote of more than a simple majority of votes cast by the holders of shares of our common stock. The Articles do, however, contain provisions that require the affirmative vote of more than a simple majority of votes cast by the holders of shares of certain classes of preferred stock (the "Articles Supermajority Provisions").[2]

---

[2] Article Fourth, Part B, Section 1-A, paragraph 7 and Article Fourth, Part B, Section 1-B, paragraph 7 (governing the terms of our Series A $10.00 Preferred Stock and Series B Preferred Stock, respectively) prohibit further amendments to the Articles that provide for the issuance of any other series of Preferred Stock without the affirmative vote of two-thirds of the outstanding shares of the Series A $10.00 Preferred Stock and Series B Preferred Stock, each voting as a separate class. These provisions are currently not operative since there are no shares of Series A $10.00 Preferred Stock or Series B Preferred Stock currently outstanding. Article Fourth, Part B, Section 5 (governing the voting rights of our Preferred Stock generally) requires a two-thirds vote of the outstanding shares of our Preferred Stock with respect to (a) amendments to the Articles or Regulations which adversely affect the preferences or voting or other rights of the holders of the Preferred Stock, (b) the purchase or redemption of less than all of the Preferred Stock then outstanding if dividends or sinking fund payments with respect to the Preferred Stock have not been declared or paid when due, and (c) the authorization, creation or increase in the authorized amount of any shares of any class of stock ranking prior to the Preferred Stock. This provision currently governs the voting rights of the holders of our outstanding 5.875% Mandatory Convertible Preferred Stock.

The Proposal does not appear to be focused on the Articles Supermajority Provisions, and in any event, the existence of such provisions does not in any way change the fact that the Company Proposal conflicts with the Proposal in a manner that provides a basis for exclusion under Rule 14a-8(i)(9). In this regard it bears noting that the Articles Supermajority Provisions are either not operative or are solely for the protection of the holders of our outstanding 5.875% Mandatory Convertible Preferred Stock, which protective provisions can only be amended by a vote of the holders of shares of our 5.875% Mandatory Convertible Preferred Stock and not by a vote of the holders of shares of our common stock.

As noted above, the Governance Committee has approved and, at an upcoming meeting, the full Board will consider whether to approve the Company Proposal, which would ask the Company's shareholders to approve amendments to the Regulations to reduce the voting standard required in the Regulations Supermajority Provision from a vote of two-thirds of the voting power of the Company to a vote of 60% of the voting power of the Company.

Pursuant to Rule 14a-8(i)(9), a company may exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *See* Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). The purpose of this exclusion is to prevent shareholder confusion as well as to reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See Fluor Corporation* (Jan. 25, 2011) (concurring with the exclusion of a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and certificate of incorporation to reduce supermajority voting requirements to a majority of shares outstanding standard); *Herley Industries Inc.* (Nov. 20, 2007) (concurring with the exclusion of a proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Company* (Apr. 23, 2007) (concurring with the exclusion of a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its articles of incorporation and bylaws to reduce supermajority voting requirements from 80% to 60%); *AT&T Inc.* (Feb. 23, 2007) (concurring with the exclusion of a proposal seeking to amend the company's bylaws to require shareholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to shareholder ratification of future severance agreements); *Gyrodyne Company of America, Inc.* (Oct. 31, 2005) (concurring with the exclusion of a proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting where a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (Mar. 3, 2003) (concurring with the exclusion of a proposal requesting the prohibition of future stock options to senior executives where the company was presenting a proposal seeking approval of its stock option plan); and *Mattel, Inc.* (Mar. 4, 1999) (concurring with the exclusion of a proposal requesting the discontinuance of among other things, bonuses for top management, where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where the shareholder-sponsored proposal contained a threshold that differed from a company-sponsored proposal, because submitting both proposals to a shareholder vote would present alternative and conflicting decisions for shareholders. For example, in *Safeway Inc.* (January 4, 2010; *recon. denied* Jan. 26, 2010), the Staff concurred with the exclusion of a shareholder proposal requesting that Safeway amend its bylaws and each of its applicable governing documents to give holders of 10% of Safeway's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings. The Staff noted that Safeway represented that it would present a proposal seeking shareholder approval of amendments to Safeway's governing documents to allow shareholders who hold 25% of its outstanding shares the right to call a special shareholder meeting. The Staff further noted that, in light of such representation, the shareholder proposal directly conflicted with Safeway's proposal because it included different thresholds for the percentage of shares required to call special shareholder meetings and that the shareholder proposal and the management proposal presented alternative and conflicting decisions for shareholders. *See also CVS Caremark Corporation* (Jan. 5, 2010; *recon. denied* Jan. 29, 2010); *Medco Health Solutions, Inc.* (Jan. 4, 2010; *recon. denied* Jan. 26, 2010); *Honeywell International Inc.* (Jan. 4, 2010, *recon. denied* Jan. 26, 2010); *International Paper Company* (Mar. 17, 2009) (finding the company's proposal to allow 40% of the shareholders to call a special meeting and the shareholder's proposal to allow 10% of the shareholders to call a special meeting in conflict and allowing the company to omit the shareholder proposal); and *EMC Corporation* (Feb. 24, 2009) (allowing EMC to omit a shareholder proposal which sought to amend the bylaws to allow 10% of outstanding common shareholders to call a special meeting when the company was planning to submit a proposal to allow 40% of the outstanding common shareholders to call a special meeting).

The Staff previously has permitted exclusion of shareholder proposals under circumstances substantially similar to the present case. In the last two years alone, the Staff has allowed several companies to omit shareholder proposals seeking to eliminate supermajority voting requirements included in a company's governing instruments when the company proposal was to reduce those supermajority voting requirements to a threshold that was more than a simple majority. *See SUPERVALU INC.* (Apr. 20, 2012) (concurring with the exclusion of a shareholder proposal when the company planned to submit a proposal to reduce supermajority voting requirements from 75% to 66-2/3% of outstanding shares); *Duke Energy Corporation* (Mar. 2, 2012) (reduction from 80% to 75%); *Piedmont Natural Gas Company, Inc.* (Nov. 17, 2011) (reduction from 80% to 66-2/3%); and *Cognizant Technology Solutions Corporation* (Mar. 25, 2011) (reduction from 80% to 66-2/3%). *See also, Flowserve Corporation* (Jan. 25, 2011) (concurring with the exclusion of a shareholder proposal when the company planned to submit a proposal to reduce supermajority voting requirements from 80% to 66-2/3% or 66-2/3% to a majority); *Best*

*Buy Co., Inc.* (Apr. 17, 2009) (reductions of supermajority voting requirements from 80% to 66-2/3% or the statutory standard); *The Walt Disney Company* (Nov. 16, 2009; *recon. denied* Dec. 17, 2009) (concurring with the exclusion of a shareholder proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its certificate of incorporation to reduce the supermajority voting requirements related to shareholder approval of business combination transactions with interested persons from four-fifths to two-thirds of outstanding shares and to reduce the vote required for shareholder approval of amendments to the bylaws from two-thirds to a majority of outstanding shares); and *H.J. Heinz Co.* (Apr. 23, 2007) (reduction of supermajority voting requirements from 80% to 60%).

Consistent with the precedents cited above, the Company Proposal will ask the Company's shareholders to approve amendments to the Regulations to reduce the voting standard required in the Regulations Supermajority Provision from a vote of two-thirds of the voting power of the Company to a vote of 60% of the voting power of the Company. Because the Company Proposal and the Proposal propose different voting standards for the same provision in the Regulations, there is a likelihood of conflicting outcomes. For example, if the Company's shareholders approved both the Company Proposal and the Proposal, it would be impossible to determine which of the alternative proposals they preferred. Accordingly, inclusion of both proposals in the 2013 Proxy Materials would present alternative and conflicting decisions to the Company's shareholders and would create the potential for inconsistent, ambiguous or inconclusive results if both proposals were approved.

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Please do not hesitate to call me directly at (330) 796-4141 if you have any questions.

Very truly yours,

Daniel T. Young

Daniel T. Young
Senior Legal Counsel, Securities & Finance

Enclosure

cc: John Chevedden

**EXHIBIT A**

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Richard J. Kramer
Chairman
Goodyear Tire & Rubber Company (GT)
1144 E Market Street
Akron, OH 44316

REVISED NOV. 10, 2012

Dear Mr. Kramer,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden — October 8, 2012
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc:
David L. Bialosky <David_ Bialosky@goodyear.com>
Corporate Secretary
PH: 330 796-2121
FX: 330 796-2222
FX: 330-796-8836

[GT: Rule 14a-8 Proposal, October 8, 2012, Revised November 10, 2012]

**Proposal 4* – Simple Majority Vote Right**

Shareholders request that our board take the steps necessary to eliminate each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote. The standard shall be changed to require a majority of the votes cast for and against such proposals. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden. Goodyear shareholders gave this proposal topic greater than 65%-support in 2006 and 2007. It will be of note to see the response of our corporate governance committee to this 2013 reintroduction of a proven topic under the leadership of Alan McCollough. Mr. McCollough was our governance committee chairman and was also our Lead Director. However Mr. McCollough's resume included 12-years tenure on the VF Corporation board which was rated D by GMI/The Corporate Library.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in Executive Pay – $12 million for our CEO Richard Kramer.

Mr. Kramer's pay included a $1.9 million pension increase. Pension increases are difficult to justify because they are not tied directly to company performance. Less than 6% of Mr. Kramer's total pay was in the form of performance shares tied to long-term performance. And 24% was not tied to any performance at all. This indicated an executive pay program not sufficiently tied to our company's long-term success. Plus Mr. Kramer received our 2nd highest negative votes.

Mr. Kramer's negative votes were exceeded only by Stephanie Streeter who was on our executive pay committee and our nomination committee. Shirley Peterson was also on our nomination committee and negatively flagged by GMI for her association with the bankruptcy of Champion Enterprises.

Goodyear shareholder returns were negative 64% (-) over 5-years and negative 25% (-) over one-year compared to positive returns for the S&P 500.

Please encourage our board to respond positively to this proposal to initiate improved governance and protect shareholder value:

**Simple Majority Vote Right – Proposal 4.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

**Goodyear -- Shareholder Proposal**
Dan Young to FISMA & OMB Memorandum M-07-16 *** 10/23/2012 12:15 PM

Dear Mr. Chevedden,

We are in receipt of your shareholder proposal and related share ownership statement from your broker. We will be back in touch with you once we have considered your proposal more fully. In the meantime, please feel free to contact me if you have any questions.

Sincerely,
Dan Young

Daniel T. Young
Senior Counsel, Securities & Finance
The Goodyear Tire & Rubber Company
1144 East Market Street, D822
Akron, Ohio 44316-0001

Phone -- (330) 796-4141

P.O. BOX 770001
CINCINNATI, OH 45277-0045

NATIONAL
FINANCIAL℠

October 15, 2012

John R. Chevedden
Via facsimile to OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 50 shares of PPG Industries, Inc. (CUSIP: 693506107, trading symbol: PPG), 50 shares of Praxair, Inc. (CUSIP: 74005P104, trading symbol: PX), 25 shares of International Business Machines Corp. (CUSIP: 459200101, trading symbol: IBM), 300 shares of Goodyear Tire & Rubber Co. (CUSIP: 382550101, trading symbol: GT) and 100 shares of Paccar, Inc. (CUSIP: 693718108, trading symbol: PCAR) since October 1, 2011. These shares are registered in the name of National Financial Services, LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press * when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W893750-15OCT12

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Richard J. Kramer
Chairman
Goodyear Tire & Rubber Company (GT)
1144 E Market Street
Akron, OH 44316

Dear Mr. Kramer,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

October 8, 2012
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc:
David L. Bialosky <David_ Bialosky@goodyear.com>
Corporate Secretary
PH: 330 796-2121
FX: 330 796-2222
FX: 330-796-8836

[GT: Rule 14a-8 Proposal, October 8, 2012]

**Proposal 4* – Adopt Simple Majority Vote**

Shareholders request that our board take the steps necessary to eliminate each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote. The standard shall be changed to require a majority of the votes cast for and against such proposals. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden. Goodyear shareholders gave this proposal topic greater than 65%-support in 2006 and 2007.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in Executive Pay – $12 million for our CEO Richard Kramer.

Mr. Kramer's 2011 pay included a pension value increase of $1.9 million which was partly due to adding 13 years of credited service under the SERP plan in connection with his hiring. Because pension increases are not tied directly to company performance, they are difficult to justify in terms of shareholder benefit.

Less than 6% of Mr. Kramer total pay in 2011 was in the form of performance shares tied to long-term performance. And 24% was not tied to any performance at all. This indicated an executive pay program not sufficiently tied to our company's long-term success. Plus Mr. Kramer received our 2nd highest negative votes.

Mr. Kramer's negative votes were exceeded only by Stephanie Streeter who was on our executive pay committee and our nomination committee. Also on our nomination committee was Shirley Peterson who was negatively flagged by GMI for her association with the bankruptcy of Champion Enterprises. Our Lead Director, Alan McCollough, had 12-years tenure on the VF Corporation board which was rated D by GMI.

Goodyear shareholder returns were negative 64% (-) over 5-years and negative 25% (-) over one-year compared to positive returns for the S&P 500.

Please encourage our board to respond positively to this proposal to initiate improved governance and increase our competitiveness: **Adopt Simple Majority Vote – Proposal 4.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

**EXHIBIT B**

Text of the amendments to the Regulations under the Company Proposal:

ARTICLE II, SECTION 3. *Vacancies; Resignations; Removal of Directors.* In the event of the occurrence of any vacancy or vacancies in the Board, however caused, the remaining directors, though less than a majority of the whole authorized number of directors, may, by the vote of a majority of their number, fill any such vacancy for the unexpired term. Any director may resign at any time by oral statement to that effect made at a meeting of the Board or in a writing to that effect delivered to the Secretary, such resignation to take effect immediately or at such other time thereafter as the director may specify. All the directors, or any individual director, may be removed from office by the vote of the holders of shares entitling them to exercise ~~two-thirds~~60 percent of the voting power of the Company entitled to vote to elect directors in place of the director or directors to be removed, provided that unless all the directors are removed, no individual director shall be removed if the votes of a sufficient number of shares are cast against such director's removal which, if cumulatively voted at an election of all the directors would be sufficient to elect at least one director; provided further, that, if shareholders do not have the right to vote cumulatively under the laws of the State of Ohio or the Articles of Incorporation, such directors or individual director may be removed from office by the vote of the holders of shares entitling them to exercise ~~two-thirds~~60 percent of the voting power of the Company entitled to vote to elect directors in place of the director or directors to be removed. In the event of any such removal, a new director may be elected at the same meeting for the unexpired term of each director removed. Failure to elect a director to fill the unexpired term of any director so removed from office shall be deemed to create a vacancy in the Board of Directors. Notwithstanding Article X of these Regulations, the provisions of this Section 3 of Article II may be amended, repealed or supplemented only by the shareholders at a meeting held for such purpose by the affirmative vote of the holders of shares entitling them to exercise ~~two-thirds~~60 percent of the voting power of the Company on such proposal.